UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

TENET HEALTHCARE CORPORATION
(Name of Issuer)

Common Stock, $0.05 par value per share
(Title of Class of Securities)

88033G407
(CUSIP Number)

Mark Horowitz
Co-President
Glenview Capital Management
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS
GLENVIEW CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,645,320

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,645,320

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,645,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on a total of 106,471,229 Shares outstanding as of March 12, 2021, based on the Company’s annual proxy statement on Schedule 14A, filed on March 26, 2021.

SCHEDULE 13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS
LARRY ROBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,645,320

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,645,320

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,645,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) Based on a total of 106,471,229 Shares outstanding as of March 12, 2021, based on the Company’s annual proxy statement on Schedule 14A, filed on March 26, 2021.

SCHEDULE 13D	Page 4 of 6

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 11 to Schedule 13D (“Amendment No. 1”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 1, 2016, Amendment No. 2 filed on August 18, 2017, Amendment No. 3 filed on September 13, 2017, Amendment No. 4 filed on January 22, 2018, Amendment No. 5 filed on February 2, 2018, Amendment No. 6 filed on March 26, 2018, Amendment No. 7 filed on August 15, 2019, Amendment No. 8 filed on December 22, 2020, Amendment No. 9 filed on February 4, 2021, and Amendment No. 10 filed on March 25, 2021 (collectively the “Schedule 13D”) relating to the Common Stock, par value $0.05 per share (the “Shares”), of Tenet Healthcare Corporation, (the “Company”), whose principal executive offices are located at 14201 Dallas Parkway, Dallas, Texas 75254. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, each of the Reporting Persons may be deemed to share voting and dispositive power over 10,645,320 Shares, which equates to approximately 9.99% of the total number of Shares outstanding. The beneficial ownership percentage is based on a total of 106,471,229 Shares outstanding as of March 12, 2021, based on the Company’s annual proxy statement on Schedule 14A, filed on March 26, 2021.

(c) Except for the transactions set forth below, all of which were effected in the open market in routine brokerage transactions, there have been no transactions in the Shares by the Reporting Persons since the filing of Amendment No. 10 on March 25, 2021.

Date	Shares Sold	Weighted-Average Price per Share	Sold By
04/21/2021	64,090	$55.1045 (1)	Glenview Funds
04/21/2021	58,000	$55.5664 (2)	Glenview Funds
04/22/2021	2,572,941	$55.01	Glenview Funds
04/22/2021	249,702	$56.4576 (3)	Glenview Funds
04/22/2021	82,873	$57.2815 (4)	Glenview Funds
04/22/2021	26,197	$54.9549 (5)	Glenview Capital Management
04/22/2021	26,197	$56.2472 (6)	Glenview Capital Management

1.
This price reflects the weighted average purchase price for open-market sales of Shares made by the Reporting Persons on April 21, 2021 within a $1.00 range. The actual prices for these transactions range between $54.305 to $55.2929, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

2.
This price reflects the weighted average purchase price for open-market sales of Shares made by the Reporting Persons on April 21, 2021 within a $1.00 range. The actual prices for these transactions range between $55.535 to $55.60, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

SCHEDULE 13D	Page 5 of 6

3.
This price reflects the weighted average purchase price for open-market sales of Shares made by the Reporting Persons on April 22, 2021 within a $1.00 range. The actual prices for these transactions range between $56.045 to $57.04, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

4.
This price reflects the weighted average purchase price for open-market sales of Shares made by the Reporting Persons on April 22, 2021 within a $1.00 range. The actual prices for these transactions range between $57.045 to $57.665, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

5.
This price reflects the weighted average purchase price for open-market sales of Shares made by the Reporting Persons on April 22, 2021 within a $1.00 range. The actual prices for these transactions range between $54.87 to $54.99, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

6.
This price reflects the weighted average purchase price for open-market sales of Shares made by the Reporting Persons on April 22, 2021 within a $1.00 range. The actual prices for these transactions range between $56.22 to $56.42, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

(d) Certain funds listed in Item 2 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

SCHEDULE 13D	Page 6 of 6

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

	By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

April 22, 2021